Exhibit 99.38

ENGLISH SUMMARY OF THE DEMERGER DEED

EXECUTED BY TELCO S.P.A. ON JUNE 17, 2015

In this summary capitalized terms not defined herein shall have the meaning attached to them in Schedule 13D (amendment 10) to which this summary is attached.

1.	Following completion of all conditions precedent and of the fulfilments required under Italian law, on June 17, 2015 Telco S.p.A., tax identification and registration number with the Companies’ Register of Milan 05277610969 (“Telco”), represented by its Chairman Mr Clemente Rebecchini, executes the deed of partial and non-proportional demerger with incorporation of four new companies before the Notary Carlo Marchetti (the “Demerger Deed”). The Demerger Deed is entered into in execution of the resolution by the extraordinary shareholders’ meeting of Telco dated July 9, 2014, on the basis of the demerger plan approved by the board of directors of Telco on June 26, 2014 and filed with the Companies’ Register of Milan on July 2, 2014.

2.	By virtue of the Demerger Deed, four beneficiary companies are to be incorporated (the “Beneficiary Companies”) under the name of Telco TE S.p.A., Telco AG S.r.l., Telco IS S.r.l. and Telco MB S.r.l., each wholly-owned by each of the shareholders of Telco.

3.	Telco TE S.p.A. (“Telco TE”), wholly owned by Telefónica, is incorporated as joint stock company, with registered office in Milan, at Via dell’Annunciata 21, a share capital equal to Euro 120,000, having a duration up to December 31, 2050. Telco TE closes its financial year on December 31 each year.

The corporate purpose of Telco TE is (a) the acquisition of ownership interests in other enterprises or companies operating in Italy and abroad; (b) the financing and technical and financial coordination of enterprises or companies in which it holds a stake; (c) the sale and purchase, holding, management and/or placement of public and private securities; and (d) any other transaction or activity – in a non-prevailing manner – that is instrumental to the core business, in any case expressly excluding any financial activities involving the general public or any reserved professional activities, the solicitation of public investments and any regulated consumer credit activities, including those involving its own shareholders; All reserved activities under the Italian laws 12/1979, 1966/1939, 1815/1939 and the Italian legislative decrees 385/1993 (article 106) and 58/1998 are also strictly excluded.

The by-laws of Telco TE are attached to the Demerger Deed.

Since its incorporation, Telco TE is managed by a board of directors composed of 3 members in the persons of Ms Natalia Sainz Stuyck (Chairman and legal representative), Ms Cristina Maria Fernandez Gomez and Ms Clemencia Teresa Epalza Ibarrondo, in office for 3 financial years and therefore until approval of the financial statements for the year ending December 31, 2017.

Since its incorporation, Telco TE is audited by a board of statutory auditors composed of 3 members in the persons of Mr Eugenio Attilio Randon (Chairman), Mr Alessandro Vittorio Isacco and Ms Roberta Castagna, in office for 3 financial years and therefore until approval of the financial statements for the year ending December 31, 2017.

4.	Telco AG S.r.l. (“Telco AG”), wholly owned by Assicurazioni Generali S.p.A. and its subsidiaries, is incorporated as limited liability company, with registered office in Trieste, at Via Macchiavelli 4, a quota capital equal to Euro 10,000, having a duration up to December 31, 2131. Telco AG closes its financial year on December 31 each year.

The corporate purpose of Telco AG is (i) the purchase of ownership interests – in Italy and abroad – in other companies or entities, whether incorporated or under incorporation, the financing and technical and financial coordination of companies or entities in which it owns a stake, the sale and purchase, possession and management of public and private securities; all of the above may not involve the general public; (ii) the possession of shares or quotas, values, securities and ownership interests in general; (iii) the purchase, construction, sale and lease of movable and immovable goods and enterprises; (iv) the supply and sale of data-processing services. Telco AG may also carry out any activities and/or financial, industrial and commercial transactions connected or instrumental to the corporate purpose, excluding activities indicated in the Italian legislative decree no. 106 dated September 1, 1993 (consolidated act on banking and credit) and excluding all reserved activities provided by the Italian legislative decree no. 58 dated February 24, 1998 (consolidated act on financial intermediation).

The by-laws of Telco AG are attached to the Demerger Deed.

Since its incorporation, Telco AG is managed by a board of directors composed of 3 members in the persons of Mr Roberto Odierna (Chairman and legal representative), Mr Maurizio Verbich and Mr Fabrizio Vitiello, in office for 3 financial years and therefore until approval of the financial statements for the year ending December 31, 2017.

5.	Telco IS S.r.l. (“Telco IS”), wholly owned by Intesa Sanpaolo S.p.A., is incorporated as limited liability company, with registered office in Milan, at Viale Bianca Maria 25, a quota capital equal to Euro 10,000, having a duration up to December 31, 2050. Telco IS closes its financial year on December 31 each year.

The corporate purpose of Telco IS is (i) the purchase of ownership interests – in Italy and abroad – in other companies or entities, whether incorporated or under incorporation, the financing and technical and financial coordination of companies or entities in which it owns a stake, the sale and purchase, possession and management of public and private securities; all of the above may not involve the general public; (ii) the possession of shares or quotas, values, securities and ownership interests in general; (iii) the purchase, construction, sale and lease of movable and immovable goods and enterprises; (iv) the supply and sale of data-processing services. Telco IS may also carry out any activities and/or financial, industrial and commercial transactions connected or instrumental to the corporate purpose, excluding activities indicated in Italian legislative decree no. 106 dated September 1, 1993 (consolidated act on banking and credit) and excluding all reserved activities provided by the Italian legislative decree no. 58 dated February 24, 1998 (consolidated act on financial intermediation);

The by-laws of Telco IS are attached to the Demerger Deed.

Since its incorporation, Telco IS is managed by a sole director in the person of Mr Maurizio Salom, in office for 3 financial years and therefore until approval of the financial statements for the year ending December 31, 2017.

6.	Telco MB S.r.l. (“Telco MB”), wholly owned by Mediobanca S.p.A., is incorporated as limited liability company, with registered office in Milan, at Via Filodrammatici 3, a quota capital equal to Euro 10,000, having a duration up to June 30, 2050. Telco MB closes its financial year on June 30 each year.

The corporate purpose of Telco MB is (i) the purchase of ownership interests – in Italy and abroad – in other companies or entities, whether incorporated or under incorporation, the financing and technical and financial coordination of companies or entities in which it owns a stake, the sale and purchase, possession and management of public and private securities; all of the above may not involve the general public; (ii) the possession of shares or quotas, values, securities and ownership interests in general; (iii) the purchase, construction, sale and lease of movable and immovable goods and enterprises; (iv) the supply and sale of data-processing services. Telco MB may also carry out any activities and/or financial, industrial and commercial transactions connected or instrumental to the corporate purpose, excluding activities indicated in the Italian legislative decree no. 106 dated September 1, 1993

(consolidated act on banking and credit) and excluding all reserved activities provided by the Italian legislative decree no. 58 dated February 24, 1998 (consolidated act on financial intermediation);

The by-laws of Telco MB are attached to the Demerger Deed.

Since its incorporation, Telco MB is managed by a sole director in the person of Mr Bruno Guida, in office for 3 financial years and therefore until approval of the financial statements at June 30, 2018.

7.	Through the partial and non-proportional demerger (the “Demerger”), the Beneficiary Companies are assigned the respective pro rata quota of the stake held by Telco in Telecom Italia, equal to approximately 22.3% of the ordinary capital of Telecom Italia, as well as certain additional liabilities indicated in detail in the Demerger plan, including shareholders’ loans for a total aggregate of Euro 2,555,400,000 approximately granted to Telco by its shareholders.

8.	As a result of the Demerger,

•	Telco TE is assigned 1,982,367,359 ordinary Telecom Italia shares (equal to 14.72% of the ordinary capital of Telecom Italia) and a part of the debt of Telco in the amount of Euro 1,686,600,000 approximately, arising out of the shareholders’ loan granted in favour of Telco by the shareholder Telefónica. Following the transfer of the mentioned shares, Telco TE acquires a net equity of Euro 412,752,394, booked as share capital in the amount of Euro 120,000 and as other reserves in the amount of Euro 412,632,394.

•	Telco AG is assigned 580,255,302 ordinary Telecom Italia shares (equal to 4.31% of the ordinary capital of Telecom Italia) and a part of the debt in the amount of Euro 493,700,000,000 approximately arising out of the shareholders’ loan granted in favour of Telco by the shareholders of the Generali group. Following the transfer of the mentioned shares, Telco AG acquires a net equity of Euro 120,816,035, booked as share capital in the amount of Euro 10,000 and as other reserves in the amount of Euro 120,806,035.

•	Telco IS is assigned 220,482,123 ordinary Telecom Italia shares (equal to 1.64% of the ordinary capital of Telecom Italia) and a part of the debt in the amount of Euro 187,600,000,000 approximately arising out of the shareholders’ loan granted in favour of Telco by the shareholder Intesa Sanpaolo S.p.A. Following the transfer of the mentioned shares, Telco IS acquires a net equity of Euro 45,906,993, booked as share capital in the amount of Euro 10,000 and as other reserves in the amount of Euro 45,896,993.

•	Telco MB is assigned 220,482,123 ordinary Telecom Italia shares (equal to 1.64% of the ordinary capital of Telecom Italia) and a part of the debt in the amount of Euro 187,700,000,000 approximately arising out of the shareholders’ loan granted in favour of Telco by the shareholder Mediobanca S.p.A. Following the transfer of the mentioned shares, Telco MB acquires a net equity of Euro 45,906,993, booked as share capital in the amount of Euro 10,000 and as other reserves in the amount of Euro 45,896,993.

9.	As a consequence of the Demerger, the Beneficiary Companies succeed Telco and continue with full rights of ownership of the equity items (including contractual relations, mandates or powers of attorneys in place) respectively assigned to them under the Demerger. The Demerger is enforceable against third parties commencing from the last of the required registrations of the Demerger Deed with the offices of the competent Companies’ Registers, pursuant to the Italian Civil Code. Commencing from that date, transactions relating to equity items subject to assignment as a result of the Demerger are recorded in the financial statements for each of the Beneficiary Companies. From that same date all taxation effects are effective.

10.	The representatives and officials of the Beneficiary Companies are authorised to fulfil all necessary transfers, annotations, registrations and changes in registration to the benefit of the Beneficiary Companies and any other deed before any Public Register, book or office, whether public or private, connected or referred to the Demerger Deed, with respect to any asset, right, license, permit, concession, authorisation, registration, contract, application and to any other matters already registered in the name of, or referable to, Telco in relation to the assets assigned as a result of the Demerger to the Beneficiary Companies.

11.	Following the Demerger, the net equity of Telco is reduced by an amount corresponding to the net assets assigned to the Beneficiaries Companies, therefore the reduction in the share capital of Telco is equal to Euro 295,170,957, without cancellation of the shares since they have no-par value. The pro forma financial statements of Telco for the year closed at April 30, 2015, as approved by the board of directors of Telco on June 17, 2015, are attached to the Demerger Deed.

12.	The following assets and liabilities included in the equity of Telco do not form part of the assets and liabilities to be assigned to the Beneficiary Companies and remain with Telco: (i) assets, tax receivables in the amount of approximately Euro 19,000 and cash and equivalents in the amount of Euro 1,300,000 approximately; and (ii) liabilities, payables to suppliers and other payables in the amount of Euro 663,000 approximately, with a share capital of Euro 687,375.

13.	All the tax obligations of Telco relating to fiscal years prior to the effective date of the Demerger will be fulfilled by Telco, as provided by article 173, paragraphs 12 and 13 of the Italian Decree by the President of the Republic 22 December 1986, no. 917.

14.	The new by-laws of Telco in force following the effectiveness of the Demerger are attached to the Demerger Deed.